NEWS RELEASE

EMX Royalty Partner, Zijin Mining, Provides an Update on a New Copper and Gold Discovery in Serbia

Vancouver, British Columbia, March 27, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that its royalty partner at Timok in Serbia, Zijin Mining Group Co., Ltd. ("Zijin"), released their "Annual Results Announcement for the Year Ended 31 December 2024" on March 23, 2025. This report showed a significant increase in copper and gold resources and reserves at Cukaru Peki in comparison to results published for 2023. The 2024 report also described a new exploration discovery at Timok called the Malka Golaja Copper-Gold Deposit (also referred to as "MG Area" in previous disclosures), which is located approximately seven kilometers to the southeast of the Cukaru Peki Mine. Zijin included this statement in their 2024 Annual Results Announcement:

"The preliminary exploration at the high-grade Malka Golaja Copper-Gold Deposit at the deep part of the metallogenic belt of Timok, Serbia was completed. According to the report under the JORC Code prepared by a team of competent persons, the cumulative identified copper resources amounted to 2.81 million tonnes with an average grade of 1.87%, and gold resources of 92 tonnes with an average grade of 0.61 g/t. In addition, the deposit remains open at the periphery, indicating significant potential for mineral exploration."1

The resource numbers reported by Zijin for copper and gold are for tonnes of contained metal, which equate to approximately 150 million tonnes of mineralized material averaging 1.87% copper and 0.61 g/t gold. Further, the Malka Golaja resource numbers published by Zijin were not categorized in their disclosure to National Instrument 43-101 or JORC, so EMX is assuming without access to the data that the resources are at the level of confidence and entirely classified as inferred resources, which represents the lowest level of confidence under CIM 2014  and JORC resource categories2.

Based upon EMX's reviews of satellite imagery and the locations of drill sites as observed in the field, the Malka Golaja deposit appears to be covered by EMX's Brestovac royalty interest. EMX senior management also recently completed a site visit to the Cukaru Peki mine and met with Zijin representatives for an update on Zijin's mining activities at Timok. EMX congratulates Zijin on its outstanding work at Timok, including the rapid advancement of the Cukaru Peki operations and the novel discovery at Malka Golaja. The Malka Golaja discovery represents a significant development for both Zijin and EMX as a royalty holder.

EMX currently holds a 0.3625% NSR royalty over Zijin's Brestovac exploration permit area (including the Cukaru Peki Mining Licenses), as well as portions of Zijin's Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. EMX also owns a 2% NSR royalty on precious metals and a 1% NSR royalty on base metals on the Brestovac West License, which lies immediately adjacent and to the west of the Brestovac Mining License and the Cukaru Peki Mine. All of EMX's Timok royalties are uncapped and cannot be repurchased or reduced. The Company is currently receiving quarterly royalty payments from Zijin for copper and gold production from the Cukaru Peki Mine.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

1 From page 32 of Zijin report: "Annual Results Announcement for the Year Ended 31 December 2024", published on Zijin's corporate website on March 23, 2025. Although Zijin meets the definition of a producing issuer under NI43-101 and has reported these results as being compliant with JORC protocols, an acceptable foreign code, EMX has not independently verified this information. However, EMX believes this information to be reliable and relevant.

2 EMX is treating the disclosed Malka Golaja resource estimate by Zijin as inferred resources only. As a requirement stated in Section 2.2 in NI43-101, inferred resources cannot be added to or reported with other resource categories.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended December 31, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2024, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2